June 12, 2020

For Immediate Release

THE REAL BROKERAGE TO BEGIN TRADING ON THE TSX VENTURE EXCHANGE

Toronto, Ontario; New York, New York – June 12, 2020 – The Real Brokerage Inc. (formerly, ADL Ventures Inc.) (TSXV: REAX) (“TRB” or the “Company”), a national, technology-powered real estate brokerage in the U.S., announced that it will commence trading as a Tier 1 company on the TSX Venture Exchange ("TSXV") under the new symbol "REAX" effective at the market opening today.

The Real Brokerage Inc. is the parent company of Real Technology Broker Ltd. and its US subsidiaries, (collectively “Real”). Founded in 2014, Real is a fast-growing, technology-powered real estate brokerage. While 89% of buyers purchase their home through an agent according to the National Association of Realtors, brick-and-mortar brokerages with high overhead costs are losing agents to innovators who offer more attractive commission splits and high-value service.

Real provides real estate agents with a turnkey platform to run their businesses, using mobile technology to deliver quality service without physical offices. Real uses the savings on overhead to provide agents with premium tools and support while also paying a high commission split.

Today’s listing marks the beginning of a new chapter in Real’s journey. As a publicly-traded company, Real expects to create new ways to attract and retain agents.

“We believe that real estate agents deserve a better service and more compelling financial opportunities, and our rapid growth is a testament of our continued success,” said Tamir Poleg, co-founder and CEO of Real.

Real agents earn a share of the revenue produced by agents they attract to the company, helping to fuel growth of a network currently comprising 1000+ agents in 20 US states and the District of Columbia.

Real’s business model and growth have been broadly recognized. Real was named as an Inc. 500 fastest-growing private company in 2019, a Real Trends 500 top brokerage firm in 2020, and a Financial Times Americas’ Fastest Growing Companies in 2020.

The Real Brokerage Inc. closed its previously announced “Qualifying Transaction”, as such term is defined under Policy 2.4 – Capital Pool Companies of the TSX Venture Exchange. Real is following the lead of other disruptive companies, opting for a listing on TSX-V that better meets the needs of its investors, rather than going through a traditional initial public offering.

About Real

Real was founded in 2014 and its principal business headquarters are in New York. Real is a technology-powered real estate brokerage in 20 US states and the District of Columbia. Real is on a mission to make agents' lives better, creating financial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

For more details, please contact:

The Real Brokerage Inc.
Lynda Radosevich
lynda@joinreal.com
917-922-7020

Forward-Looking Information

This press release contains forward-looking information based on current expectations. Statements about the date of trading of the Company's common shares on the TSXV, among others, are forward-looking information. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. The Company assumes no responsibility to update or revise forward looking information to reflect new events or circumstances unless required by law.